Sit Investment Associates, Inc.
Fixed Income

March 31, 2008

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Minnesota Tax-Free Income Fund

II. Sit Tax-Free Income Fund

III. Sit U.S. Government Securities Fund

I. Sit Minnesota Tax-Free Income Fund

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Investors should consider the investment objectives, risks, and charges and expenses of the Investment Company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Sit MN Tax Free Income Fund - Net of Fees

(As of 3/31/08)



YTD 3/08
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Total Return (%)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
0.63
-1.28
11.90
11.65
5.89
4.22
8.19
6.38
6.14
5.84
-3.82
0.73
8.09
7.71
5.85
6.21
7.06
9.28
4.42
4.12
3.68
2.72
4.44
0.95
4.92
3.34
1.04
5.16
-0.44
1.93
Sit MN Tax Free Income Fund
Lehman 5-Year Municipal Bond Index



1 Year
3 Years
5 Years
10 Years
Since Inception (12/1/93) Annualized
Annualized Total Return (%)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-0.25
6.19
3.10
4.19
3.39
3.42
3.96
4.65
4.79
4.87
Sit MN Tax Free Income Fund
Lehman 5-Year Municipal Bond Index



Sit MN Tax-Free Income Fund
12 Month Distribution Rate
12/31/94 - 3/31/08
12 Month Distribution Rate
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Sit MN Tax Free Income Fund (12 Month Distribution Rate)
Lehman 5-Year Municipal Bond Index (Yield to Worst)

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit MN Tax Free Income Fund title page.

Sit Minnesota Tax-Free Income Fund

Portfolio Characteristics

	12/31/1994	12/31/1995	12/31/1996	12/31/1997	12/31/1998	12/31/1999	12/31/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	3/31/2008
QUALITY															
AAA	13.9 %	21.0 %	20.8 %	21.9 %	17.8 %	22.3 %	14.2 %	15.8 %	15.4 %	13.4 %	17.1 %	17.3 %	19.6 %	17.0 %	15.7 %
AA	20.6	21.6	20.8	19.0	24.1	13.8	14.3	12.4	9.4	13.3	6.2	12.6	10.7	8.1	9.6
A	22.3	10.7	12.8	15.1	11.7	11.2	13.5	19.4	21.2	17.9	16.7	13.2	10.9	13.5	12.6
BBB	35.5	34.5	32.4	25.2	28.6	7.7	8.3	8.4	7.8	13.4	14.2	15.4	13.4	17.4	18.9
NON-RATED	7.5	6.8	9.4	12.3	12.8	45.7	42.6	39.5	37.8	40.5	38.1	35.0	40.2	40.7	40.0
CASH EQUIVALENTS	0.2	5.3	3.7	6.6	5.0	-0.7	7.1	4.5	8.4	1.5	7.7	6.5	5.2	3.3	3.2
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
AVERAGE RATING	A2/A	A2/A	A2/A	A2/A	A2/A	A3/A-	A3/A-	A2/A	A2/A	A2/A	A3/A-	A2/A	A2/A	A2/A	A2/A
PORTFOLIO COMPOSITION															
HOUSING	53.9 %	52.5 %	54.0 %	56.1 %	49.5 %	51.2 %	46.7 %	48.5 %	43.3 %	40.8 %	36.0 %	28.9 %	27.2 %	28.9 %	28.7 %
HOSPITAL	19.9	18.2	16.3	12.8	19.1	24.2	21.3	19.4	15.6	18.2	18.9	22.3	21.5	25.1	23.3
INSURED	4.1	3.6	2.6	1.5	2.3	1.7	2.6	3.6	6.0	6.8	7.8	6.7	8.7	5.2	7.3
INSURED-G.O.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.2	0.1	0.1
OTHER REVENUE	0.9	6.6	7.0	8.2	4.7	6.1	5.1	6.0	10.4	7.6	8.6	7.9	8.7	9.7	9.6
IDR/PCR	15.0	11.3	9.3	4.1	5.2	4.3	4.1	4.5	5.3	9.2	6.8	7.5	5.7	2.7	2.6
CASH EQUIVALENTS	0.2	5.3	3.7	6.6	5.0	-0.7	7.1	4.5	8.4	1.5	7.7	6.5	5.2	3.3	3.2
ESC. TO MAT/PRE-REF	0.0	0.0	0.0	1.8	0.9	1.7	2.7	1.3	1.8	1.6	4.1	4.9	6.6	4.3	3.6
EDUCATION	0.8	0.0	2.0	1.3	2.3	3.3	3.7	2.4	3.4	3.5	4.7	4.2	9.2	12.4	12.1
LEASES	4.0	1.1	0.9	3.1	3.2	3.5	2.3	3.0	2.8	2.2	2.3	3.7	3.3	2.5	2.3
GENERAL OBLIGATION	1.2	1.4	1.4	0.9	2.6	1.1	0.9	1.5	0.8	6.7	1.9	4.5	2.4	0.6	1.3
PUBLIC FACILITIES	0.0	0.0	2.8	1.0	0.8	0.9	1.2	1.9	1.2	1.5	0.8	0.1	0.5	0.4	0.4
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.4	0.2	1.9	0.5	0.4	0.4	1.9	0.8	3.8	4.2
MUTUAL FUNDS	0.0	0.0	0.0	2.6	4.4	2.3	2.1	1.5	0.5	0.0	0.0	0.0	0.0	1.0	1.3
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
STATED MATURITY (Years)	17.6	18.2	17.4	19.4	19.5	19.6	16.5	15.5	14.1	13.8	13.1	12.8	14.0	15.5	14.8
DURATION TO AVERAGE LIFE (Years)	6.4	6.6	7.3	7.7	7.5	8.0	7.0	6.1	5.2	4.7	4.2	3.8	4.2	4.9	4.9
IMPLIED DURATION (Years)	4.4	3.6	3.9	4.8	6.9	7.5	7.6	4.8	4.2	4.2	4.2	4.2	4.8	5.4	5.5
30-DAY SEC YIELD (%)	6.2	5.5	5.5	5.1	4.7	5.5	5.6	5.3	4.9	4.7	4.5	4.4	4.4	4.6	4.7
LEHMAN 5-YR YIELD TO WORST	5.7	4.4	4.6	4.2	3.9	4.9	4.3	3.8	2.6	2.5	2.9	3.5	3.6	3.4	3.2
LEHMAN 5-YR MOD. DUR TO WORST	4.3	4.4	4.2	4.2	4.2	4.1	3.9	3.8	3.9	4.1	4.1	4.1	4.1	4.1	4.0

Key Portfolio Measurement Statistics

(As of 03/31/08)



Standard Deviation
Standard Deviation
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index
Sharpe Ratio
Sharpe Ratio
1.0
0.8
0.6
0.4
0.2
0.0
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index
Annualized Returns
Total Return (%)
5.0
4.0
3.0
2.0
1.0
0.0
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index
Alpha
Alpha
0.7
0.4
0.1
-0.2
-0.5
-0.8
-1.1
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)

II. Sit Tax-Free Income Fund

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit Tax Free Income Fund - Net of Fees
(As of 3/31/08)



Total Return (%)
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
YTD 03/08
-0.63
-1.28
12.86
11.65
5.69
4.22
9.87
6.38
6.29
5.84
-4.01
0.73
8.32
7.71
5.84
6.21
5.69
9.28
2.87
4.12
3.96
2.72
3.30
0.95
3.54
3.34
0.26
5.15
-1.19
1.93
Sit Tax Free Income Fund
Lehman 5-Year Municipal Bond Index



Annualized Total Return (%)
1 Year
3 Years
5 Years
10 Years
Since Inception (9/29/88) Annualized
-1.72
6.19
1.85
4.19
2.39
3.42
3.28
4.65
4.50
5.03
Sit Tax Free Income Fund
Lehman 5-Year Municipal Bond Index

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit Tax Free Income Fund title page.


Sit Tax-Free Income Fund
12 Month Distribution Rate
12/31/94 - 3/31/08
12 Month Distribution Rate
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Sit Tax Free Income Fund (12 Month Distribution Rate)
Lehman 5-Year Municipal Bond Index (Yield to Worst)

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit Tax Free Income Fund title page.

Sit Tax-Free Income Fund

Portfolio Characteristics

	12/31/1994	12/31/1995	12/31/1996	12/31/1997	12/31/1998	12/31/1999	12/31/2000	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	3/31/2008
QUALITY															
AAA	7.0 %	8.0 %	9.8 %	18.6 %	22.3 %	21.3 %	17.8 %	21.3 %	23.5 %	24.9 %	30.8 %	30.6 %	31.6 %	24.2 %	21.7 %
AA	10.9	8.1	10.7	12.5	17.1	15.2	15.4	10.8	7.0	5.1	5.5	4.4	3.1	8.6	7.8
A	41.2	35.9	36.6	32.4	25.7	26.5	25.3	29.9	34.1	29.1	26.2	21.2	18.7	15.3	13.9
BBB	40.3	43.7	39.5	38.7	28.5	36.2	39.1	32.7	27.3	30.7	30.4	33.7	33.8	33.2	31.5
NON-RATED	0.9	0.8	0.5	0.0	0.0	0.4	3.2	3.4	5.0	7.3	3.1	3.6	11.2	19.1	22.6
	-0.3	3.5	2.9	2.8	7.4	0.4	1.2	1.9	3.1	2.9	4.0	6.5	1.6	-0.4	2.5
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
AVERAGE RATING	A3/A-	A3/A-	A2/A	A2/A	A1/A+	A1/A+	A2/A	A2/A	A2/A	A2/A	A1/A+	A1/A+	A1/A+	A3/A-	A3/A-
PORTFOLIO COMPOSITION															
HOUSING	37.4 %	35.3 %	46.3 %	42.8 %	39.7 %	42.1 %	39.2 %	34.1 %	29.1 %	23.0 %	20.3 %	16.4 %	15.9 %	19.8 %	21.0 %
HOSPITAL	25.2	24.9	20.8	22.6	19.9	21.6	20.9	17.5	18.0	20.7	18.5	18.5	20.2	21.3	18.8
AIRPORT	15.6	10.5	6.4	4.5	2.9	2.0	1.6	2.1	4.4	10.2	9.3	8.9	5.5	4.5	3.9
EDUCATION	2.5	1.1	0.5	1.2	3.2	5.0	6.0	4.1	3.3	4.4	4.2	3.9	7.8	10.3	9.3
LEASES	4.5	3.1	1.8	1.5	0.5	0.5	0.8	0.9	1.6	1.4	1.5	1.2	0.7	0.4	0.3
INSURED	5.1	6.5	4.4	6.3	9.0	10.8	12.0	13.0	14.9	18.1	22.0	21.6	22.2	17.2	17.3
INSURED - OLD.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.1	2.6	3.1	1.6
GENERAL OBLIGATION	0.0	0.0	0.8	0.2	0.2	0.1	0.0	0.5	1.0	0.2	0.7	0.4	1.0	1.7	1.5
UTILITIES	1.4	0.8	0.6	0.6	0.3	0.3	0.3	0.2	2.0	0.8	2.7	3.0	1.5	1.1	1.1
MUTUAL FUNDS	0.0	0.0	0.0	5.4	4.9	4.8	5.3	4.9	2.4	1.7	0.2	0.6	0.7	3.7	4.3
SEC. TO MAT/PRE-REF	0.5	0.6	2.8	1.1	2.0	1.3	1.3	1.4	0.0	0.8	1.1	2.4	4.4	1.8	1.6
PUBLIC FACILITIES	2.5	1.5	2.2	0.6	0.6	1.3	1.1	1.0	1.1	0.8	1.3	1.2	0.8	1.0	0.8
OTHER REVENUE	5.6	12.2	10.5	10.4	9.4	9.8	11.3	18.4	19.1	14.9	14.2	13.3	15.1	14.5	16.0
CASH EQUIVALENTS	-0.3	3.5	2.9	2.8	7.4	0.4	1.2	1.9	3.1	3.0	4.0	6.5	1.6	-0.4	2.5
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
STATED MATURITY (Years)	15.0	15.1	15.6	18.8	18.0	18.2	16.6	14.4	12.9	12.6	12.6	11.6	14.0	15.4	14.1
DURATION TO															
AVERAGE LIFE (Years)	6.2	6.3	6.5	7.7	7.2	7.8	7.2	5.4	4.5	4.0	3.4	3.2	3.9	4.8	4.7
IMPLIED DURATION (Years)	4.7	4.0	3.8	5.1	7.0	7.6	7.8	5.2	4.2	3.9	3.8	3.5	4.7	5.4	5.4
30-DAY SEC YIELD (%)	6.3	5.5	5.5	5.0	4.6	5.5	5.4	5.3	4.9	4.9	4.4	4.4	4.3	4.6	4.7
LEHMAN 5-YR YLD TO WORST	5.7	4.4	4.6	4.2	3.9	4.9	4.3	3.8	2.6	2.5	2.9	3.5	3.7	3.4	3.2
LEHMAN 5-YR MOD DUR TO WORST	4.3	4.4	4.2	4.2	4.2	4.1	3.9	3.8	3.9	4.1	4.1	4.1	4.1	4.1	4

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit Tax Free Income Fund title page.

Key Portfolio Measurement Statistics

(As of 03/31/08)



Standard Deviation
Standard Deviation
3.3
3.2
3.1
3.0
2.9
2.8
2.7
2.6
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index



Sharpe Ratio
Sharpe Ratio
0.8
0.6
0.4
0.2
0.0
-0.2
-0.4
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index



Annualized Returns
Total Return (%)
5.0
4.0
3.0
2.0
1.0
0.0
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index



Alpha
Alpha
-0.3
-0.7
-1.1
-1.5
-1.9
-2.3
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit Tax Free Income Fund title page.

III. Sit U.S. Government Securities Fund

.

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Investors should consider the investment objectives, risks, and charges and expenses of the Investment Company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Sit U.S. Government Securities Fund - Net of Fees

(As of 3/31/08)



1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
YTD 3/08
Total Return (%)
15.0
12.0
9.0
6.0
3.0
0.0
-3.0
1.77
-1.75
11.50
14.41
4.99
4.06
8.19
7.72
6.52
8.49
1.37
0.49
9.15
10.47
8.56
8.42
5.79
9.64
1.19
2.29
3.35
2.33
2.49
1.68
4.13
3.84
6.92
8.47
2.96
4.11
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index



1 Year
3 Years
5 Years
10 Years
Since Inception (6/2/87) Annualized
Annualized Total Return (%)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
8.28
11.22
5.48
6.28
4.10
4.34
5.07
5.82
6.69
6.97
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit U.S. Government Securities Fund title page.

Sit U.S. Government Securities Fund
Portfolio Characteristics

	12/95	12/96	12/97	12/98	12/99	12/00	12/01	12/02	12/03	12/04	12/05	12/06	12/07	3/08
U.S. Treasury Bonds	9.1 %	23.8 %	8.4 %	24.6 %	15.3 %	6.4 %	1.0 %	6.5 %	5.7 %	5.1 %	2.0 %	3.7 %	19.7 %	18.7 %
U.S. Agency Bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.4	2.7	3.9	0.8	0.5	1.7
Collateralized Mortgage Obligations	7.3	7.7	16.5	7.9	14.9	27.9	44.9	32.5	19.7	25.2	30.8	35.3	34.1	29.2
TIPS	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mortgage Pass-Through Securities	78.9	67.4	73.2	64.9	69.6	63.7	48.9	54.7	66.1	64.3	62.1	59.1	40.4	49.2
Mutual Funds	0.0	0.0	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash	4.7	1.1	0.4	2.6	0.2	2.0	5.2	6.3	6.1	2.7	1.2	1.1	5.3	1.2
Totals	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %

Sit Govt. Fund Duration	2.6 Yr	3.5 Yr	2.7 Yr	2.6 Yr	3.1 Yr	3.2 Yr	2.4 Yr	1.9 Yr	2.5 Yr	2.7 Yr	2.9 Yr	3.0 Yr	2.9 Yr	2.9 Yr
Lehman Interm. Govt. Duration	3.0 Yr	3.0 Yr	3.0 Yr	3.2 Yr	3.1 Yr	3.2 Yr	3.3 Yr	3.2 Yr	3.4 Yr	3.4 Yr	3.3 Yr	3.3 Yr	3.4 Yr	3.4 Yr
Sit Govt. Fund 30-Day SEC Yield	6.5 %	6.1 %	5.7 %	5.3 %	6.1 %	6.3 %	5.2 %	3.5 %	2.8 %	3.5 %	4.4 %	5.0 %	4.5 %	4.5 %
Lehman Interm. Govt. Yield	5.4 %	6.1 %	5.8 %	4.8 %	6.5 %	5.5 %	3.9 %	2.3 %	2.7 %	3.5 %	4.5 %	4.8 %	3.6 %	3.6 %

Key Portfolio Measurement Statistics

(As of 03/31/08)



Standard Deviation
Standard Deviation
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)
Lehman Intermediate Government Bond Index



Sharpe Ratio
Sharpe Ratio
1.0
0.8
0.6
0.4
0.2
0.0
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)
Lehman Intermediate Government Bond Index



Annualized Returns
Total Return (%)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)
Lehman Intermediate Government Bond Index



Alpha
Alpha
0.6
0.5
0.4
0.3
0.2
0.1
0.0
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Sit U.S. Government Securities Fund title page.